

Mail Stop 3561

February 24, 2010

Via U.S. Mail and Facsimile to (858) 459-1103

Daniel C. Masters
President
Three Shades for Everybody, Inc.
1150 Silverado, Suite 204
La Jolla, CA 92037

> **Re:** **Three Shades for Everybody, Inc.**
> **Form 10-K/A (No. 1) for Fiscal Year Ended June 30, 2009**
> **Filed February 16, 2010**
> **File No. 0-53385**

Dear Mr. Masters:

We have completed our review of your Form 10-K/A and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services